[redacted]

SECU 14046268 SSION

*KA
3/10

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Danske Markets Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue, 35th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ira Brofsky 212 -293 -0600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman LLP
(Name - *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

3/17/14

OATH OR AFFIRMATION

I, Anders Iversen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Danske Markets Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER G OLSSON
Notary Public, State of New York
No. 01OL6135072
Qualified in New York County
Commission Expires December 14, 2017

Signature

President and CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm and Supplementary Information

DANSKE MARKETS INC.
(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)

December 31, 2013

Statement of Financial Condition

DANSKE MARKETS INC.
(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)

December 31, 2013

DANSKE MARKETS INC.
(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)

TABLE OF CONTENTS

Independent Auditors' Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-10

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Danske Markets Inc.

We have audited the accompanying statement of financial condition of Danske Markets Inc. (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Danske Markets Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 28, 2014

DANSKE MARKETS INC.
(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)
Statement of Financial Condition
December 31, 2013
(expressed in U.S. dollars)

ASSETS		
Cash and cash equivalents	$	18,394,479
Fixed assets, net		351,458
Prepaid taxes		134,170
Receivable from customer		552,745
Prepaid expenses		21,788
Receivables and other assets		273,335
Total assets	$	19,727,975
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Due to parent	$	5,485,830
Fail to receive		552,745
Taxes payable		47,483
Accrued expenses		1,167,229
Other liabilities		206,637
Total liabilities		7,459,924
STOCKHOLDER'S EQUITY		
Common stock-$0.01 par value; 1,000 shares authorized, 10 shares issued and outstanding		-
Additional paid-in capital		18,000,000
Accumulated Deficit		(5,731,949)
Total stockholder's equity		12,268,051
Total liabilities and stockholder's equity	$	19,727,975

The accompanying notes are an integral part of this statement of financial condition.

1. GENERAL BUSINESS

Danske Markets Inc. (the "Company"), a wholly-owned subsidiary of Danske Bank A/S, a Denmark entity (the "Parent"), was incorporated in Delaware on February 12, 2001, is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer. The Company's primary business activities include acting as an agency or riskless principal broker in the purchase and sale of foreign equities and debt securities between U.S. institutional investors and the Company under Rule 15a-6, securities underwriting and merger and acquisition advisory services. The Company does not carry customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to Provision k(2)(i) of the rule. The Company has its main office in New York and a branch in Copenhagen, Denmark. The books and records are maintained in U.S. dollars.

The Company has entered into a Service Level Agreement with its Parent under which the Parent provides various business support services to the Company. Such support services include Information Technology, back-office service which encompasses settlement of transactions, legal, accounting and human resources. (See Note 4.)

2. SIGNIFICANT ACCOUNTING POLICIES

Investment Banking

Investment banking revenue includes gains, losses and fees, net of syndicate expense, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales commissions on the settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Securities Transactions

The Company records securities transactions executed for its customers on a settlement-date basis. Related revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates of exchange at period end.

Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of assets as follows:

	Estimated Life (Years)
Computer software and hardware	3
Telecommunications equipment	3
Furniture, fixtures and equipment	3
Leasehold improvements	Shorter of expected life or term of lease

Expenditures for additions, renewals and betterment of property and equipment above $18,000 are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Income Taxes

The Company evaluates its uncertain tax positions using the provisions of Financial Accounting Standards Board ("FASB") guidance. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

The Company is included in the consolidated tax return filed by its Parent in Denmark. The Company determines its provision for income taxes as if on a separate return basis. Taxes paid to the Danish tax authority are claimed as foreign tax credit on the Company's U.S. federal tax return. Deferred income taxes would be recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to the differences between the tax and financial reporting bases of assets and liabilities, if applicable. The realization of deferred tax assets, if any, is assessed and a valuation allowance established for the portion of the assets for which it is more likely than not that the deferred tax asset will not be realized.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fail to Deliver/Receive and Receivable/Payable from (to) Customers

As an agent and/or riskless principal broker, the Company facilitates its customers' securities transactions on a DVP (delivery vs. payment)/RVP (receive vs. payment) basis only. Securities failed to deliver represent receivables for securities sold by customers that have not been delivered, the settlement date has passed, and the cash owed to customers has not been received. Securities failed to receive represent payables for securities purchased by customers have not yet received, the settlement date has passed, and the customers have not paid for such securities.

Chaperone Fee

The Company acts as a "chaperone" under Rule 15a-6, whereby it will facilitate access to, and execution of, securities transactions with institutional investors for its Parent. (See Note 4.)

Fair Value Measurements

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

(expressed in U.S. dollars)

3. INCOME TAXES

At December 31, 2013, the Company had federal and state and local net operating loss carry forwards of approximately $7,300,000 and $7,800,000, respectively, which may be used to offset future U.S. federal, and state and local taxable income through 2030. The Company's deferred tax asset of $3,300,000 at December 31, 2013, is primarily related to such net operating loss carry forwards, and has been fully reserved with a valuation allowance, as based on the Company's earnings history it is not more likely than not the carry forwards will be utilized. The Company is liable for Danish national tax for income generated in Denmark.

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized. In accordance with FASB ASC 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current and deferred tax assets, and/or recording of current or deferred tax liabilities. The Company recognizes accrued interest and penalties, if applicable, related to income taxes as a component of income tax expense. As of December 31, 2013, the Company did not have any uncertain tax positions. As of December 31, 2013, the Company did not have any interest accrued with respect to uncertain tax positions.

The effective tax rate differs from the Company's statutory tax rate due to the change in the Company's deferred tax asset and full valuation allowance of approximately $300,000 during the year and amounts due in the current year related to alternative minimum tax and capital tax.

The Company's federal, state and city income tax returns are closed to examination through 2009. The Company's Danish tax return is also closed to examination through 2009.

4. RELATED-PARTY TRANSACTIONS

The Company entered into a Service Level Agreement ("SLA") with its Parent and agreed to act as the U.S. "chaperoning" broker-dealer in accordance with Rule 15a-6(a)(3) under the Act, as defined. The SLA Agreement shall continue in effect until terminated by the parties. Under the terms of the SLA Agreement, the Company agrees to provide chaperoning services, effects securities transactions, distributes research analysis to U.S. institutional investors and provides general marketing assistance on their behalf in the U.S. As compensation for its services, the Company receives a monthly fee of $16,666.

The Company entered into an expense sharing agreement with its Parent regarding sharing the cost of the premises and administration services at the shared New York location. The agreement can be terminated with one business day notice. As compensation for the services provided, the Company pays to the Parent a monthly cost of $40,000 for administrative support. The shared administrative expenses are charged to the Company based on pre-defined allocation methodologies.

During the establishing of the New York branch, the Parent has provided the Company with development and implementation of software and a telephone system amounting to $1,596,776, of which $1,343,545 was capitalized. This is included in "Fixed assets, net" on the statement of financial condition. As of December 31, 2013, the remaining amount to be depreciated is $33,942.

Under the SLA Agreement, the Parent delivers IT services to the Company.

Under the SLA Agreement, the Parent provides execution services, settlement services, client opening services, research services and performance reporting services to the Company. The Company has agreed to pay 20 percent of all trade commissions for those services.

On January 27, 2012, the Company entered into a four-year revolving loan and subordinated debt agreement with its Parent in the amount of $20,000,000. Under the terms of the agreement, the Company may utilize the credit line by borrowing and/or repaying outstanding advances. Each advance shall be in the aggregate amount of $1,000,000 or integral multiples thereof. The Company is obligated to repay the aggregate unpaid principal amount on all advances on or before the scheduled maturity date of January 27, 2016. The Company is also obligated to pay a fee of 0.4% on the undrawn amount payable quarterly on March 1, June 1, September 1 and December 1. For the year ended December 31, 2013, the Company incurred and paid fees in the amount of $80,000. The Company did not draw on the revolving credit line during the year ended December 31, 2013.

At December 31, 2013, a cash balance of $68,792 is held at the Parent. The account is maintained in U.S. dollars. The Company has a payable due to the Parent of $5,485,830.

(expressed in U.S. dollars)

5. FIXED ASSETS

Fixed assets are carried at cost less accumulated depreciation and depreciated using the straight-line method over the estimated economic life of the asset. Expenditures for maintenance and repairs are recognized as expenses on the statement of operations when incurred, while additions and improvements are capitalized.

Fixed assets consisted of the following at December 31, 2013:

	Computer Software and Hardware	Tele-communications Equipment	Furniture, Fixtures and Equipment	Leasehold Improvements	Total
Balance, January 1, 2013	$ 1,297,568	$ 45,977	$ 103,771	$ 452,508	$ 1,899,824
Additions	-	-	-	-	-
Balance, December 31, 2013	1,297,568	45,977	103,771	452,508	1,899,824
Accumulated depreciation and amortization	(1,263,626)	(45,977)	(87,927)	(150,836)	(1,548,366)
Fixed assets, net	$ 33,942	$ -	$ 15,844	$ 301,672	$ 351,458

(expressed in U.S. dollars)

6. FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value as of December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance December 31, 2013
Assets				
Money market fund	$ 18,324,365	$ -	$ -	$ 18,324,365
Total at fair value	$ 18,324,365	$ -	$ -	$ 18,324,365

The money market fund is included in "Cash and cash equivalents" in the accompanying statement of financial condition.

7. NET CAPITAL

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of customer debit items, as defined. At December 31, 2013, the Company had net capital of $11,119,424 which exceeded its requirement of $250,000 by $10,869,424.

8. CONCENTRATION OF CREDIT RISK

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by the clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by the counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Approximately 12% of the Company's revenues for the year ended December 31, 2013, were attributable to one customer.

9. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through January 28, 2014. The Company has determined that there are no material events that would require disclosure in the financial statements or notes thereto.